UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

REE Automotive Ltd.

(Name of Issuer)

Class A Ordinary Shares, without par value

(Title of Class of Securities)

M8287R103

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M8287R103	13G

1	NAME OF REPORTING PERSONS Daniel Barel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 41,733,616 (*)
	6	SHARED VOTING POWER ---
	7	SOLE DISPOSITIVE POWER 41,733,616 (*)
	8	SHARED DISPOSITIVE POWER ---
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,733,616 (*) (**)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.6% (*) (**)
12	TYPE OF REPORTING PERSON (See instructions) IN

(*)	Includes (i) 25,000 Class A Ordinary Shares of the Issuer and (ii) 41,708,616 Class A Ordinary Shares of the Issuer underlying options that are vested and exercisable. The Issuer's ordinary shares are divided into two classes. The Class A Ordinary Shares each have one vote per share. The Class B Ordinary Shares each have 10 votes per share. In addition to Class A Ordinary Shares, the Reporting Person holds 41,708,555 Class B Ordinary Shares, which represent 50.0% of the outstanding Class B Ordinary Shares of the Issuer. Taking into account both of the Reporting Person’s Class A Ordinary Shares and Class B Ordinary Shares, the holdings of the Reporting Person represent approximately 42.6% of the Issuer’s outstanding voting power as of December 31, 2022.

(**)	Based on 244,060,434 Class A Ordinary Shares of the Issuer issued and outstanding as of December 31, 2022.

EXPLANATORY NOTE

This Schedule 13G is filed by the Reporting Person pursuant to Rule 13d-1(d) promulgated under the Securities Exchange Act of 1934, as amended, in connection with the consummation by the Issuer of its business combination with 10X Capital Venture Acquisition Corp., which was consummated on July 22, 2021. This Schedule 13G includes the Reporting Person’s beneficial ownership of the Issuer’s Class A Ordinary shares (i) as of December 31, 2022, as set forth on the cover page hereto and in Item 4 below, and (ii) as of December 31, 2021, as set forth in Item 4 below.

Item 1.	(a)	Name of Issuer:

REE Automotive Ltd., a company organized under the laws of the State of Israel.

(b)	Address of Issuer's Principal Executive Offices:

Kibbutz Glil-Yam 4690500, Israel

Item 2.	(a)	Name of Person Filing:

Daniel Barel

Co-Founder, Chief Executive Officer and Director of REE Automotive Ltd.

(b)	Address of Principal Business Office:

Kibbutz Glil-Yam 4690500, Israel

(c)	Citizenship:

Israel

(d)	Title of Class of Securities:

Class A Ordinary Shares, without par value

(e)	CUSIP Number:

M8287R103

Item 3.	Not applicable.

Item 4.	Ownership:

Beneficial Ownership as of December 31, 2021:

The Reporting Person beneficially owned 41,708,616 Class A Ordinary Shares of the Issuer underlying options that were vested and exercisable. Based on 234,262,636 Class A Ordinary Shares of the Issuer issued and outstanding as of December 31, 2021, the 41,708,616 Class A Ordinary Shares of the Issuer issuable upon the exercise of options that were currently exercisable represented 15.11% of the outstanding Class A Ordinary Shares of the Issuer as of such date.

In addition to Class A Ordinary Shares, the Reporting Person holds 41,708,555 Class B Ordinary Shares, which represent 50.0% of the outstanding Class B Ordinary Shares of the Issuer. Taking into account both of the Reporting Person’s Class A Ordinary Shares and Class B Ordinary Shares, the holdings of the Reporting Person represented approximately 42.9% of the Issuer’s outstanding voting power as of December 31, 2021.

Beneficial Ownership as of December 31, 2022:

The information contained in Item 5 through and including Item 11 on the cover page of this Schedule 13G, including the footnotes thereto, is incorporated by reference in this Item 4.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023	By:	/s/ Daniel Barel
Daniel Barel

5